

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2012

<u>Via E-mail</u>
James Gouin
Chief Financial Officer
Tower International, Inc.
17672 Laurel Park Drive North, Suite 400 E
Livonia, MI 48152

     Re: Tower International, Inc.
             Registration Statement on Form S-3
             Filed August 7, 2012
             File No. 333-183117

Dear Mr. Gouin:

    We have reviewed your response dated September 26, 2012 and have the following additional comment.

<u>Plan of Distribution, page 8</u>

1.   Please disclose that the selling stockholder may be deemed an underwriter for this offering.

    Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3469 with any questions.

                    Sincerely,

                    /s/ Justin Dobbie

                    Justin Dobbie
                    Legal Branch Chief

cc: <u>via e-mail</u>
       D. Richard McDonald, Esq.
       Dykema Gossett PLLC